Filed by Outdoor Channel Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Outdoor Channel Holdings, Inc.
Commission File No.: 000-17287

November 16, 2012

To All Outdoor Channel Holdings Team Members:

This morning we announced some very exciting news that will impact our operations and business outlook in a very positive way.

We have entered into an agreement with InterMedia Partners, LLC, which controls both The Sportsman Channel and InterMedia Outdoors, to combine their businesses with our company. The combined entity, which will be called InterMedia Outdoor Holdings, Inc. (IMOH), will be the premier media and content company serving the large and growing market of outdoor enthusiasts in the United States. It is anticipated that it will also be a publicly traded company listed on NASDAQ.

As our attached press announcement highlights, the proposed transaction, which was approved by our board of directors, brings together our industry leading operations including the top two cable networks each serving over 30 million homes, as well as 20 branded websites and 15 leading magazines serving over 23 million monthly readers. Our combined organization will have the scale, resources and flexibility to better serve the vast and growing consumer base of outdoor enthusiasts across popular media, while providing distributors, producers and advertisers with an unparalleled multimedia platform to connect with one of the country’s largest vertical lifestyle markets.

Many of you are already well familiar with InterMedia’s businesses as they are leaders in many areas, from securing content and attracting consumers to serving advertisers and distributors. It produces many of the category’s most-read magazines including Guns & Ammo, Petersen’s Hunting and In-Fisherman, has a number of the most-visited websites, and produces some of the most popular TV series in the category. In addition, The Sportsman Channel has been one of cable television’s fastest-growing networks over the last five years and now reaches over 30 million Nielsen homes.

As a result of the proposed transaction, we believe we will now have the highest quality content, the top brands and the greatest consumer reach in our industry. In turn, we will also strengthen our ability to invest in our assets, expand our distribution and drive further returns for our shareholders. Moreover, our combined organization will have the most talented people in our industry.

Following the close of the transaction, I will become CEO of IMOH, Tom Allen will become CFO and COO, and Cathy Lee will become the General Counsel of the new company. Gavin Harvey, currently CEO of The Sportsman Channel, will be President, Television Networks, and Jeff Paro, CEO of InterMedia Outdoors, will be President, Publishing, Integrated Media and Branded Content. In addition, InterMedia Partners VII, L.P. will become the majority shareholder of IMOH and Peter Kern, Managing Partner of InterMedia Partners VII, L.P., will become Executive Chairman of the new company.

This combination, which is expected to close in early 2013, is a major event for us that will entail a significant integration effort that we plan to undertake in a measured manner. We will provide all of you with updates on the transaction process and what it means for our company. In the near-term, we will operate the businesses separately as we develop new practices for planning, pricing, programming, sales and promotion, among other steps. A series of management conferences will be held to introduce the teams to each other. The transition is anticipated to evolve over many months as we explore how best to maximize our resources. We appreciate your patience as we take steps to fully inform all of you on the merger process, which is only just beginning.

Tom Allen and I, along with our board, have spent many hours reviewing this transaction with our new partners. We all share the same level of excitement and optimism about the many opportunities this combination will create.

We also know that this event could not have occurred if not for your talent, hard work and dedication to serving our viewers and business partners. We very much appreciate your support and the value all of you bring to our organization, and we look forward to working together to complete this merger process and move forward in building on our leadership position.

Sincerely,

Tom Hornish

Safe Harbor Statement

Certain matters discussed in this communication, with the exception of historical matters, may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to a number of risks and uncertainties that could cause results to differ materially from those anticipated as of the date of this release. You should understand that the following important factors, in addition to those risk factors disclosed in Outdoor Channel’s current and periodic reporting filed with the SEC and those discussed in “Risk Factors” in the S-4 to be filed by Intermedia Outdoor Holdings, Inc. (“Parent”) with the SEC at a future date and in the documents which are incorporated by reference therein, could affect the future results of Outdoor Channel and InterMedia Outdoor Holdings, LLC (“IMOH”), and of the combined company after the consummation of the mergers, and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements, including but not limited to:

•	failure of Outdoor Channel stockholders to adopt the merger agreement;

•	the risk that the businesses will not be integrated successfully;

•	the risk that synergies will not be realized;

•	the risk that required consents will not be obtained;

•	the risk that the combined company following this transaction will not realize on its financing strategy;

•	litigation in respect of either company or the mergers; and

•	disruption from the mergers making it more difficult to maintain certain strategic relationships.

Outdoor Channel and IMOH also caution the reader that undue reliance should not be placed on any forward-looking statements, which speak only as of the date of this release. Outdoor Channel and IMOH undertake no duty or responsibility to update any of these forward-looking statements to reflect events or circumstances after the date of this report or to reflect actual outcomes.

IMPORTANT INFORMATION FOR INVESTORS AND SECURITYHOLDERS

This communication is being made in respect of a proposed business combination involving Outdoor Channel and IMOH. In connection with the proposed transaction, Parent will file with the SEC a Registration Statement on Form S-4 that includes the preliminary proxy statement of Outdoor Channel and that will also constitute a prospectus of Parent. The information in the preliminary proxy statement/prospectus is not complete and may be changed. Parent may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The preliminary proxy statement/prospectus and this press release are not offers to sell Parent securities and are not soliciting an offer to buy Parent securities in any state where the offer and sale is not permitted.

The definitive proxy statement/prospectus will be mailed to stockholders of Outdoor Channel and holders of equity interests in IMOH . OUTDOOR CHANNEL AND IMOH URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and proxy statement/prospectus (when available) and other documents filed with the SEC by Outdoor Channel through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and definitive proxy statement/prospectus (when available) and other documents filed with the SEC can also be obtained on Outdoor Channel’s website at www.outdoorchannel.com.

PROXY SOLICITATION

Outdoor Channel and its respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Outdoor Channel stockholders in favor of the acquisition. A description of the interest of Outdoor Channel’s directors and executive officers in Outdoor Channel is set forth in the proxy statement for Outdoor Channel’s 2012 annual meeting of stockholders, which was filed with the SEC on April 19, 2012. Details of any benefits in connection with the proposed transaction will also be described in the definitive proxy statement/prospectus (when available). You can find information about Outdoor Channel’s executive officers and directors in its annual report on Form 10-K filed with the SEC on March 9, 2012. You can obtain free copies of these documents from Outdoor Channel in the manner set forth above.

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